EXHIBIT 99.1

NewsRelease

TransCanada to Provide Strategic and Financial Outlook at Investor Day
Common Share Dividend Growth Expected to Accelerate

TORONTO, Ontario – November 19, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold its annual investor day in Toronto today where it will review the outlook for its natural gas pipelines, liquids pipelines and energy businesses along with its financing strategy. The event will be webcast live starting at 8 a.m. ET, 6 a.m. MT.

“The strength of our underlying business, along with $13 billion of small to medium-sized projects anticipated to be in-service by the end of 2017, is expected to drive near term growth in earnings and cash flow,” said Russ Girling, TransCanada’s president and chief executive officer. “In addition we continue to advance $33 billion of major infrastructure projects to provide market access for growing natural gas and crude oil production in Canada and the United States which would further supplement growth through the end of the decade.”

“As a result, we expect our common share dividend to grow at an average annual rate of at least eight per cent through 2017,” added Girling. “Looking forward, success in advancing our major projects could lead to an annual dividend growth rate of ten per cent or more.”

Recently, on November 3, 2014, TransCanada’s Board of Directors declared a quarterly dividend of $0.48 per common share for the quarter ending December 31, 2014, equivalent to $1.92 per common share on an annualized basis which represents a four per cent increase over the amount declared for the same period in 2013.

“Our strong financial position and growing cash flow provides us with the flexibility to accelerate future dividend growth relative to the recent past,” added Girling. “At the same time, we will maintain our financial strength to prudently fund our industry-leading $46 billion of commercially secured projects that are expected to generate significant long-term shareholder value.”

Our portfolio includes approximately $13 billion of small to medium-sized projects that are expected to enter service between now and the end of 2017, subject to various regulatory approvals. They include NGTL and Canadian Mainline expansions, Mexican natural gas pipelines, Alberta regional liquids pipelines and two power generation facilities.

We also continue to advance $33 billion of large-scale projects that are subject to various regulatory and corporate approvals. They include Energy East, Keystone XL, Prince Rupert Gas Transmission and Coastal GasLink.

The investor event will be webcast live starting at 8 a.m. ET, 6 a.m. MT.  Interested parties may participate in the webcast available through TransCanada’s Investor Centre at http://www.transcanada.com/events-presentations.html. A copy of the presentation material will be available on the website. The webcast will be archived and accessible for replay after the event.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522